AM
7-12-2005



05042653

SE[illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 031155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QA3 Financial Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Valmont Plaza, Fourth Floor
(No. and Street)

Omaha (City) NE (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore A Lange 402-964-3835
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lutz & Company PC
(Name — *if individual, state last, first, middle name*)

Miracle Hills Drive (Address) Omaha (City) NE (State) 68154 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM
7-12-2005

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore A Lange, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QA3 Financial Corp, as of December 31, 19xx2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BARBARA J. FOOTE
General Notary
State of Nebraska
My Commission Expires Jun 9, 2008

Barbara J Foote
Notary Public

Signature

Chief Executive Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

INDEX

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(B).


Lutz & Company, PC
Accountants and Consultants

11837 Miracle Hills Drive, Suite 100
Omaha, Nebraska 68154-4418
402.496.8800
Fax: 402.496.2711
www.lutzcpa.com

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C., as of December 31, 2004, and the related statements of earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QA3 Financial Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, P.C.

Omaha, Nebraska
February 23, 2005

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS	
Cash and Cash Equivalents	$ 605,843
Receivables	
Concessions	809,178
Other	97,844
Prepaid Expenses	84,361
Deposit with Clearing Organization	25,000
Computer Software and Equipment, Net of Accumulated Depreciation of $98,700	67,716
TOTAL ASSETS	**$ 1,689,942**
LIABILITIES	
Accounts Payable	$ 42,704
Fees Payable to Clearing Organization	15,682
Commissions Payable	968,673
Deferred Revenue	224,147
Accrued Expenses and Other Liabilities	35,821
Income Taxes Payable	3,368
Total Liabilities	1,290,395
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 9)	
STOCKHOLDER'S EQUITY	
COMMON STOCK	
$1 Par Value, Authorized 100,000 Shares	
Issued and Outstanding, 6,000 Shares	6,000
PAID IN CAPITAL	5,704,947
ACCUMULATED DEFICIT	(1,504,858)
	4,206,089
Affiliate Receivable (Note 8)	(3,806,542)
Total Stockholder's Equity	399,547
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 1,689,942**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2004

CONCESSION REVENUES	$28,557,018
COMMISSIONS ON CONCESSION REVENUES (Note 5)	26,196,264
NET CONCESSION REVENUES	2,360,754
OTHER REVENUES	
Other Operating Revenues	1,596,289
Interest Income	60,030
Other Income (Note 5)	156,973
Total Other Revenues	1,813,292
NET REVENUES	4,174,046
EXPENSES (Note 8)	
Salaries and Related Expenses	1,835,683
Brokerage Fees	282,574
Communication and Data Processing	80,921
Depreciation	19,763
Interest Expense	5,363
Miscellaneous	64,801
Occupancy	337,517
Office Expense	217,725
Professional Fees	73,847
Recruiting	195,314
Regulatory Fees	496,914
Total Expenses	3,610,422
Earnings before Provision for Income Taxes	563,624
PROVISION FOR INCOME TAXES (Note 6)	3,368
NET EARNINGS	**$ 560,256**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.

(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	--Common Stock --					
	Shares	Par Value	Paid In Capital	Accumulated Deficit	Affiliate Receivable	Total Stockholder's Equity
BALANCES, DECEMBER 31, 2003	6,000	$6,000	$4,273,638	$(2,065,114)	$(1,761,045)	$ 453,479
Stockholder Contributions (Note 8)			1,431,309			1,431,309
Net Earnings				560,256		560,256
Net Advances to Affiliate (Note 8)					(2,045,497)	(2,045,497)
BALANCES, DECEMBER 31, 2004	**6,000**	**$6,000**	**$5,704,947**	**$(1,504,858)**	**$(3,806,542)**	**$ 399,547**

See Notes to Financial Statements.

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Earnings	$ 560,256
Adjustments to Reconcile Net Earnings to Net Cash	
Provided by Operating Activities	
Depreciation	19,763
Line of Credit Receivable Forgiven	7,436
Changes in Operating Assets and Liabilities	
Increase in Concessions Receivable	(319,936)
Increase in Other Receivables	(46,496)
Increase in Prepaid Expenses	(54,594)
Decrease in Deposit with Clearing Organization	50,524
Increase in Accounts Payable	25,342
Increase in Fees Payable to Clearing Organization	11,236
Increase in Commissions Payable	385,539
Increase in Deferred Revenue	159,666
Increase in Accrued Expenses and Other Liabilities	9,740
Increase in Income Taxes Payable	3,368
Net Cash Provided by Operating Activities	811,844
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Computer Software and Equipment	(59,866)
Repayments on Line of Credit Receivable	24,997
Net Cash Used in Investing Activities	(34,869)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Advances to Affiliate	(2,045,497)
Stockholder Contributions	1,431,309
Net Cash Used in Financing Activities	(614,188)
Net Increase in Cash and Cash Equivalents	162,787
Cash and Cash Equivalents, Beginning of Year	443,056
Cash and Cash Equivalents, End of Year	**$ 605,843**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest Paid	$ 5,363

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

QA3 Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an Iowa corporation and a wholly owned subsidiary of QA3, L.L.C. ("Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's policy is to invest excess cash in income-producing investments. Cash equivalents consist of temporary cash investments with maturities of three months or less. For purposes of the statement of cash flows, the Company includes these amounts in cash and cash equivalents.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions and other receivables are also subject to credit risk.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

1. Summary of Significant Accounting Policies - Continued

Computer Software and Equipment

Computer software and equipment are recorded at cost. Expenditures for additions and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. The costs of assets disposed and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses from disposals are recognized in the year of disposal. Depreciation is computed using the straight-line method over the estimated useful life of computer software and equipment ranging from 3 to 5 years.

Revenue Recognition

Concessions and the related commissions and brokerage fees expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

2. Line of Credit Receivable

In September 2000, the Company entered into a $125,000 forgivable line of credit receivable agreement with Ares Capital Advisors ("Ares"), formerly known as Bunning Financial Services, in connection with the associates of Ares becoming registered representatives of the Company. In accordance with the agreement, the Company granted Ares the right to make interest free advances to its associates. The advances were forgiven at a rate of $.10 for every dollar of gross dealer concessions and/or fee income that Ares processed through the Company. This agreement expired in January 2004 at which time the remaining balance converted into a note receivable accruing interest at 7% due June 2004. Over the life of the line of credit receivable, $120,000 was advanced and $95,003 was forgiven. The remaining balance was paid in full in June 2004.

3. Employment Agreement

The Company's Parent has entered into an employment agreement with the Company's president, who is also a minority stockholder of the Company's Parent, through May 31, 2009 with an automatic extension for two additional years unless the Company's Parent provides notice on or before April 1, 2009. This agreement provides for a monthly base salary based on certain performance factors and an annual incentive bonus based on net earnings before income taxes. The Company is responsible for its portion of the base salary and annual bonus as described in the agreement.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain net capital of at least the greater of 6 2/3% of aggregate indebtness or $50,000. At December 31, 2004, the Company's net capital, as defined, was $139,894, which was $53,868 in excess of its required net capital of $86,026.

5. Insurance Proceeds

The Company received $250,000 of insurance proceeds related to the discovery of theft by an employee during the year ended December 31, 2004. The Company's investigation determined that this employee had defrauded the Company by diverting a total of $436,913 of the Company's net concession revenues into her bank account since October 2002 of which $221,506 related to the year ended December 31, 2004. The amounts diverted by the employee were charged to commissions expense and therefore, $221,506 of insurance proceeds received were used to offset that portion of commissions expense relating to the year ended December 31, 2004. The remaining insurance proceeds of $28,494 were recorded as other income.

6. Income Taxes

The provision for income taxes consists of current federal alternative minimum taxes of $3,368 for the year ended December 31, 2004.

The Company has available at December 31, 2004, unused operating losses of approximately $1,464,000, which may be applied against future taxable income expiring in various years from 2005 to 2023. A net deferred income tax asset in the amount of approximately $590,000 attributable principally to net operating loss carryforwards has been offset by a valuation allowance in the same amount.

7. 401(k) Savings Plan

The Company is a member of the group contributory employee 401(k) savings plan of its former parent, Financial Continuum, L.L.C. ("FC"), which includes substantially all employees of the Company. The Company's Parent and FC are affiliated by common ownership. Contributions to the plan are discretionary. No contributions were made by the Company to the plan for the year ended December 31, 2004.

8. Related Party Transactions

The Company has an expense sharing agreement with its Parent for office space, employees and various operating expenses. Under this agreement, the Company is charged an allocation for its portion of the expenses, which amounted to $2,347,260 for the year ended December 31, 2004, of which $1,431,309 was funded through stockholder contributions.

8. Related Party Transactions - Continued

The Company's intercompany allocations to its Parent during the year ended December 31, 2004 totaled $5,846,669, related primarily to advisory and brokerage fees paid on behalf of its sister company, QA3 Financial, LLC, a company also wholly owned by its Parent, of which $3,806,542 was receivable at December 31, 2004.

The Company intends to declare dividends in the future in lieu of payment. Accordingly, the Company has reflected this affiliate receivable as a reduction to stockholder's equity in conformity with accounting principles generally accepted in the United States of America. However, the Company has treated this affiliate receivable as a non-allowable asset rather than a reduction to stockholder's equity for purposes of calculating net capital under Rule 15c3-1 of the Securities and Exchange Commission as reported in the Company's Part II (Unaudited) FOCUS report at December 31, 2004, as amended.

9. Subsequent Events

On January 31, 2005, the majority stockholder of the Company's Parent entered into a $3,000,000 installment loan agreement with a bank, payable in monthly installments of $59,193, including interest at 6.75%, through February 2010. This loan is collateralized by the personal guarantee of this majority stockholder and the corporate guarantees of the Company's Parent and its sister companies, QA3 Financial, LLC and Quantum Insurance Design, L.L.C., both either wholly or majority owned subsidiaries of the Company's Parent. The Company has not guaranteed this loan, but anticipates that it will be required to make cash distributions in the future to cover a portion of the loan payments.

On February 16, 2005, the Company's former parent, Financial Continuum, L.L.C. (FC), filed for and was granted relief under Chapter 11 of the Bankruptcy Code by the United States Bankruptcy Court for the District of Nebraska. The Company's Parent and FC are affiliated by common ownership. The management of QA3 Financial Corp. does not expect this action to have any impact on the Company.

SUPPLEMENTAL INFORMATION



11837 Miracle Hills Drive, Suite 100
Omaha, Nebraska 68154-4418
402.496.8800
Fax: 402.496.2711
www.lutzcpa.com

INDEPENDENT ACCOUNTANTS' AUDIT REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

We have audited the accompanying financial statements of QA3 Financial Corp., a wholly owned subsidiary of QA3, L.L.C., as of and for the year ended December 31, 2004, and have issued our report thereon dated February 23, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutz & Company, P.C.

Omaha, Nebraska
February 23, 2005

QA3 FINANCIAL CORP.

(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 399,547
NONALLOWABLE ASSETS	
Concessions Receivable	5,478
Other Receivables	97,844
Prepaid Expenses	84,361
Computer Software and Equipment, Net	67,716
Total Nonallowable Assets	255,399
Haircut on Securities	4,254
NET CAPITAL	**$ 139,894**

AGGREGATE INDEBTNESS

Accounts Payable	$ 42,704
Fees Payable to Clearing Organizations	15,682
Commissions Payable	968,673
Deferred Revenue	224,147
Accrued Expenses and Other Liabilities	35,821
Income Taxes Payable	3,368
AGGREGATE INDEBTEDNESS	**$1,290,395**

CAPITAL REQUIREMENTS

Net Capital	$ 139,894
Greater of 6 2/3% of Aggregate Indebtedness or Minimum Required	86,026
NET CAPITAL EXCEEDING REQUIREMENTS	**$ 53,868**
EXCESS NET CAPITAL AT 1000 PERCENT	**$ 10,854**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**9.22 to 1**

Note: There are no material differences to report between the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the net capital as reported in the Company's Part II (Unaudited) FOCUS report at December 31, 2004, as amended.

See Independent Accountants' Audit Report on Supplemental Information.



11837 Miracle Hills Drive, Suite 100
Omaha, Nebraska 68154-4418
402.496.8800
Fax: 402.496.2711
www.lutzcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
QA3 Financial Corp.
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental schedule of QA3 Financial Corp., an Iowa corporation and wholly owned subsidiary of QA3, L.L.C., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, accounting system and control activities and their operation that we consider to be a material weakness as defined above:

1. The Company's control activities for safeguarding cash were deficient during the first three quarters of the year. During the fourth quarter, the Company initiated the following new policies and procedures to strengthen the control of cash:

    a. Commissions are to be balanced and reconciled on a daily basis.
    b. Segregation of duties are to be maintained.
    c. Commission Department employees should be cross-trained.
    d. Additional staffing has been added to ensure transactions are recorded and commissions are reconciled in a timely and accurate manner.
    e. Employee access to master file information is to be limited to supervisors only.
    f. Analytical procedures have been enacted to determine reasonableness of commissions paid.

Additionally, the Company made a material audit adjustment as a result of the procedures we performed as part of our audit of the financial statements of QA3 Financial Corp. for the year ended December 31, 2004 relating to the following:

1. The recording of 12B-1, trailer and transfer concessions including the related receivables, payables, revenues and expenses.

The Company records these types of concessions on a cash basis due to the difficulty in identifying them in a timely enough manner to enable the Company to meet its interim regulatory reporting requirements. Currently, the Company's only method of identifying these types of concessions is to analyze subsequent activity. Therefore, as part of the audit process, these types of concessions were quantified based on subsequent cash receipts and recorded in the financial statements for the year ended December 31, 2004. The Company has amended its fourth quarter FOCUS report accordingly.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of QA3 Financial Corp. for the year ended December 31, 2004, and this report does not affect our report thereon dated February 23, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except as noted in the above paragraph were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, P.C.

Omaha, Nebraska
February 23, 2005

QA3 FINANCIAL CORP.
(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANTS' AUDIT REPORT

DECEMBER 31, 2004

Revised

QA3 FINANCIAL CORP.

(A WHOLLY OWNED SUBSIDIARY OF QA3, L.L.C.)

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANTS' AUDIT REPORT

DECEMBER 31, 2004

Revised